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                               May 25, 2023

       Jason Wilk
       Chief Executive Officer and Director
       Dave Inc.
       1265 South Cochran Avenue
       Los Angeles, CA 90019

                                                        Re: Dave Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-1 on Form S-3
                                                            Filed May 1, 2023
                                                            File No. 333-262478

       Dear Jason Wilk:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed May 1, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered
for resale. Highlight any differences in the current trading price, the prices that the
Sponsor, private placement investors, and other selling securityholders acquired their shares
and warrants, and the price that the public securityholders acquired their shares and
warrants. Disclose that while the Sponsor, private placement investors, and other selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please
also disclose the potential profit the selling securityholders will earn based on the current
trading price. Lastly, please include appropriate risk factor
 Jason Wilk
FirstName
Dave Inc. LastNameJason Wilk
Comapany
May        NameDave Inc.
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
         disclosure.
2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the principal securityholders, the beneficial owners of over 45% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
3. We note that the projected revenues for 2021 were $193 million, for 2022 were $377 million, and for 2023 were $533 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company s financial advisors and VPCC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended 2021 were approximately
         $79 million, for the year ended 2022 were approximately $106 million, and for the three months ended March 31, 2023 were approximately $58 million. It appears that you missed your 2021 and 2022 revenue projections and will miss your 2023 revenue projection.
         Please update your disclosure to provide updated information about the
company   s
         financial position and further risks to the business operations and liquidity in light of these circumstances.
Prospectus Cover Page, page i

4. For each of the shares of Class A common stock being registered for resale, disclose the price that the selling securityholders paid for such securities or the shares or warrants overlying the securities.
5. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.
         As applicable, describe the impact on your liquidity and discuss the ability of your company to fund your operations on a prospective basis with your current cash on hand.
6. We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that it appears some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Overview, page 4

7. In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the
 Jason Wilk
Dave Inc.
May 25, 2023
Page 3
      warrants and the current trading price of the Class A common stock, expand your
      discussion of capital resources to address any changes in the company   s
liquidity position
      since the business combination. If the company is likely to have to seek additional capital,
      discuss the effect of this offering on the company   s ability to raise
additional capital.
Risk Factors, page 7

8. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
      Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210
with any questions.



                                                            Sincerely,
FirstName LastNameJason Wilk
                                                            Division of
Corporation Finance
Comapany NameDave Inc.
                                                            Office of Finance
May 25, 2023 Page 3
cc:       Albert W. Vanderlaan
FirstName LastName